Exhibit 4.14
DATED: 24th March, 2011
WNS GLOBAL SERVICES PRIVATE LIMITED
AND
AVIVA GLOBAL SERVICES (MANAGEMENT SERVICES) PRIVATE LIMITED
AND
WNS CAPITAL INVESTMENT LIMITED
NOVATION
AND
AGREEMENT OF AMENDMENT

1

THIS AGREEMENT is made on 24th March, 2011
BETWEEN:
(1)	WNS GLOBAL SERVICES PRIVATE LIMITED, a company incorporated in India (registration no. U72200MH1996PTC100196 whose registered office is at Gate #4, Plant 10, Godrej & Boyce Complex, Pirojshanagar, L.B.S. Marg, Vikhroli (W), Mumbai — 400 079 (“WNS India”);

(2)	AVIVA GLOBAL SERVICES (MANAGEMENT SERVICES) PRIVATE LIMITED, a company incorporated in Singapore (company number 200812047E) whose registered office is situated at 3 Anson Road, #07-01 Springleaf Tower Singapore 079909 (“Customer”); and

(3)	WNS CAPITAL INVESTMENT LIMITED, a company incorporated in Mauritius (company number 081866) whose registered office is situated at C/o. Multiconsult Ltd., Rogers House, 5, President John Kennedy Street, Port Louis, Mauritius (“WNS Mauritius”).
Each a “Party” and jointly or collectively “Parties”
INTRODUCTION:
(A)	Customer and WNS Mauritius are parties to a Master Services Agreement (“MSA”)dated 11th July 2008.

(B)	Customer and WNS Mauritius have agreed to amend the MSA in the manner set out in this Novation and Agreement of Amendment.

(C)	WNS India has agreed to accept all of the obligations of WNS Mauritius under the MSA as amended by this Novation and Agreement of Amendment.

(D)	Customer has agreed to release WNS Mauritius from all of its obligations under the MSA and consequently agreed to WNS India assuming such obligations with effect from [31st March 2011] (“the Effective Date”).

(E)	The Parties have entered into this Novation and Agreement of Amendment on the terms set out below.

(F)	The deed of Novation and Agreement of Amendment would be effective as of the Effective Date.
THE PARTIES AGREE as follows:
1.	INTERPRETATION

1.1	Capitalised terms not expressly defined in this Novation and Agreement of Amendment shall, unless otherwise specified or inconsistent with the context have the meanings ascribed to them in the MSA.

1.2	The headings in this Agreement do not affect its interpretation.
2.	NOVATION

With effect from the Effective Date:

2.1	WNS India shall perform WNS Mauritius’s obligations under the MSA and is bound by the terms of the MSA in every way as if WNS India had at all times been a party to the MSA in place of WNS Mauritius;

2.2	Customer releases and discharges WNS Mauritius from further performance of the MSA and all liabilities, claims and demands howsoever arising under the MSA, whether in contract, tort or otherwise, and accepts the liability of WNS India under the MSA in place of the liability of WNS Mauritius;and

2.3	Customer shall perform its obligations under the MSA and be bound by the terms of the MSA in every way as if WNS India had at all times been a party to the MSA in place of WNS Mauritius.

2.4	Customer and WNS India hereby agree to amend the MSA on such terms and conditions as set out in Annex 1. The Parties agree that WNS Mauritius shall have no privity to such amendment.
3.	AMENDMENT

3.1	The MSA is varied as set out in Annex 1. WNS India and Customer hereby agree that the terms and conditions of Annex 1 shall be binding on them for all Services rendered by WNS India to Customer on or after the Effective Date.

3.2	Supplier and Customer hereby acknowledge and agree that the execution of this Novation and Agreement of Amendment shall have no adverse impact directly or indirectly on any rights or other benefits of the beneficiaries under Supplier Guarantee, as provided for in Clause 41.3 of the MSA.
4.	GENERAL

4.1	Interpretation
(A)	The Parties hereby acknowledge and agree that all references to the MSA in this Novation and Agreement of Amendment shall mean the MSA as amended by this Novation and Agreement of Amendment.
4.2	Governing Law and Jurisdiction
(A)	This Novation and Agreement of Amendment is governed by and shall be construed in accordance with the laws of England and Wales. Each Party submits to the exclusive jurisdiction of the English courts for all purposes relating to this Novation and Agreement Amendment.
4.3	Waivers
(A)	Waiver of any right arising from a breach of this Novation and Agreement of Amendment or of any right, power, authority, discretion or remedy arising upon default under this Novation and Agreement of Amendment must be in writing and duly executed by the party granting the waiver.

(B)	A failure or delay in exercise, or partial exercise, of:
(a)	a right arising from a breach of this Novation and Agreement of Amendment; or:

(b)	a right, power, authority, discretion or remedy created or arising upon default under this Novation and Agreement of Amendment;
does not result in a waiver of that right, power, authority, discretion or remedy.

(C)	None of the Parties are entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion, or remedy arising from a breach of this Novation and Agreement of Amendment or on a default under this Novation and Agreement of Amendment as constituting a waiver of that right, power, authority, discretion or remedy.

(D)	None of the parties shall rely on any conduct of another party as a defence to the exercise of a right, power, authority, discretion or remedy by that other party.

(E)	This clause 4.3 may not itself be waived except by writing duly executed by the party waiving its rights under such provisions.
4.4	Variation

(A)	A variation to any term of this Novation and Agreement of Amendment must be in writing and duly executed by the parties.
4.5	Further Assurances
(A)	Each Party shall do all things and execute all further documents necessary to give full effect to this Novation and Agreement of Amendment.
4.6	Miscellaneous
(A)	All other terms and conditions of the MSA are unaffected by the terms of this Novation and Agreement of Amendment and therefore remain in full force and effect.

(B)	A person who is not a Party to this Novation and Agreement of Amendment shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

(C)	This Novation and Agreement of Amendment may be entered into by the parties in any number of counterparts. Each counterpart shall, when executed and delivered, be regarded as an original, and all the counterparts shall together constitute one and the same instrument. This Novation and Agreement of Amendment shall not take effect until it has been executed by all the Parties. This Novation and Agreement of Amendment may be validly exchanged and delivered by fax or email.
5.	GOVERNING LAW

5.1	This Agreement and all matters arising from or in connection with it are governed by English law.
6.	JURISDICTION

6.1	The courts of England have exclusive jurisdiction to settle any dispute arising from or in connection with this Agreement (a “Dispute”).

6.2	The parties agree that the courts of England are the most appropriate and convenient courts to settle any Dispute and, accordingly, that they will not argue to the contrary.
EXECUTED by the parties

Signed by	)	Ravi Kulkarni, Director
for and on behalf of	)
WNS India:	)	Sd/-
Signature (Location : Mauritius)

Signed by	)	Sonia Lutchmiah, Director
for and on behalf of	)
WNS Mauritius:	)	Sd/-
Signature (Location : Mauritius)

Signed by	)	Anupam Sahay
for and behalf of	)
Customer:	)	Sd/-
Signature

ANNEX 1:
Clause 4.3 and 4.13 are replaced with the following:
4.3	Without prejudice to any other rights or remedies of Customer under this Agreement (including pursuant to Clauses 4.1 and 4.2 above), but subject to Clause 4.4, where:
(A)	Customer is entitled to terminate this Agreement pursuant to any of Clauses 23.5 to 23.9 (inclusive) or 23.11;

(B)	a Regulator has notified Customer that the exercise of Customer’s rights under this Clause 4.3 is necessary as a result of Supplier’s breach of this Agreement (including a breach of Clause 2.2(E)) and Customer has provided sufficient evidence of such a notification;

(C)	a Party is claiming an Event of Force Majeure in respect of receipt of (with respect to Customer as Claiming Party) or supply of (with respect to Supplier as Claiming Party) a Service (or part thereof) and such Event of Force Majeure continues for a period of ten (10) consecutive Business Days;

(D)	Customer is entitled to terminate this Agreement pursuant to Clause 23.21(A) or Clause 23.21(B);

(E)	Customer is entitled to terminate this Agreement pursuant to Clause 23.16 (Termination on Insolvency or Similar Event); or

(F)	Supplier is in material breach of this Agreement and the breach gives rise to, or is reasonably likely to give rise to, the activation of the Business Continuity Plan,
(each a “Service Event”), Customer may (on its behalf and/or on behalf of any Service Recipient) forthwith at its sole discretion and on written Notice containing the information set out in Clause 4.5 (a “Step-In Notice”) to Supplier elect to:
(A)	receive services similar to the affected Services (and Services related thereto) from a third party or a member of Customer Group and to suspend the receipt of the same from Supplier; and/or

(B)	appoint officers and/or employees of Customer Group and/or external consultants and advisers who are not a BPO Supplier or employed or engaged by any BPO Supplier (the “Supervisory Team”) with a view to supervise (subject to Clause 4.4) the supply of the Services to the standards set out in this Agreement and remedying the Service Event,
(together, the “Step-In Rights”).

4.13	Supplier shall pay Customer the Step-In Costs within thirty (30) days of receipt of a valid invoice from Customer for such amounts.
Notwithstanding the expiry or early termination of this Agreement, the provisions of this Clause 4.13 shall continue to apply to each Party without limit in time.

Use of Office Space
Clause 15.12 — 15.15 are replaced with the following:
15.12	AGS India provides certain support services to Customer, which interalia includes supervision of the activities of Supplier. Supplier shall provide AGS India with reasonable office space at the Sites within thirty (30) days from the Effective Date sufficient to accommodate a maximum of thirty (30) AGS India Personnel on a full-time basis at no cost to Customer to carry out the supervision activities (the “Supervision Office Space”).

15.13	The Supervision Office Space shall:
(A)	Include such individual offices and meeting rooms as may be reasonably required by AGS India;

(B)	be of at least the same standard (in terms of office environment, area and facilities) as the office space owned by Noida Customer Operations Private Limited and used by Customer Personnel in Pune prior to the Effective Date; and

(C)	Include at least one “telepresence room” for the use of AGS India Personnel.
15.14	The AGS India Personnel using the Supervision Office Space shall have access to all Common areas of the Sites as are reasonably required in order for such AGS India Personnel to perform the supervision activities , including reasonable use of normal incidental office facilities such as parking, dining and bathroom facilities.

15.15	Management, maintenance, repair and upkeep of the Supervision Office Space shall be the responsibility of Supplier. Without limitation to the foregoing, Supplier shall be responsible for the following in the Supervision Office Space:
(A)	provision and maintenance of all necessary furniture, fixtures and fittings;

(B)	provision and maintenance of all wiring and cabling; and

(C)	installation and maintenance of all necessary utilities and services.
Clause 34.6(A) is replaced with the following
(A)	in respect of Supplier to:
(i)	the indemnities given by Supplier pursuant to Clause 30.22(Intellectual Property Indemnities);

(ii)	Supplier’s obligations to pay the Incentive Payment, to pay Service Credits and to pay any sum pursuant to Schedule 4 (Pricing, Invoicing and Payment) and any other sum in the nature of charges, costs or expenses in accordance with this Agreement;

(iii)	the indemnities given by the Supplier pursuant to Clause 35 (Tax);and

(iv)	any damages or loss incurred by Customer or any other Service Recipient due to the wilful or deliberate act or omission or dishonesty of Supplier, any of its Sub-contractors or any Supplier Personnel;

Clause 35 is replaced with the following
35.1	All sums payable under this Agreement, shall be paid free and clear of all tax deductions and tax withholdings whatsoever, save where such deductions and tax withholdings are on account of compliance of extant tax laws in India. Where any tax deductions or tax withholdings are required by the extant tax laws in India to be made from payments of any such sums for services rendered the Party liable to make the payment shall pay to the recipient such sums, only after the required tax deduction or tax withholding is so made.

35.2	Subject to clause 35.3, all sums payable under this Agreement are exclusive of any Specified Sales Taxes and are inclusive of any amounts in respect of any Other Sales Tax properly chargeable in respect of them.

35.3	Notwithstanding clauses 35.1 and 35.2,

(A)	if any Indian Service Tax (other than Tax chargeable in respect of the One-off Charge as defined in paragraph 5 of Schedule 4 (Pricing, Invoicing and Payment) or the Incentive Payment) is chargeable in respect of the Services provided pursuant to this Agreement and a Party (or a member of its Group) is liable to account for such Tax to the relevant tax authority, Customer and Supplier shall each bear 50% of such Tax PROVIDED THAT if the total Indian Service Tax (other than Tax chargeable in respect of the One-off Charge as defined in paragraph 5 of Schedule 4 (Pricing, Invoicing and Payment)or the Incentive Payment) chargeable in respect of the Services exceeds or could exceed GBP £2,000,000 in any twelve (12) month period (which amounts shall be determined by reference to the spot rate(s) published in the Financial Times on any date on which such a determination is made as the case may be),Supplier and Customer shall use reasonable endeavours to mitigate such cost. If the Parties cannot agree an effective method to mitigate such cost within three (3) months from the time such taxes first become payable, Customer may terminate this Agreement by Notice to Supplier with immediate effect; and

(B)	if any Services are held by a UK Tax authority to be a taxable supply in respect of which Customer or a member of Customer Group is liable to account for VAT to the UK Tax authority, Supplier shall not be liable under this Agreement to make any payment to Customer, and Customer shall not be entitled to withhold or deduct any amount from any sums payable under this Agreement, in respect of such VAT.
For the avoidance of doubt this Clause 35.3 is not an “Agreement to Agree” for the purposes of Clause 36.
35.4	If Customer is required to make a deduction or withholding on account of any Indian Income Tax imposed by the Republic of India in respect of payments for the services rendered by Supplier, Customer shall carry out the necessary withholding tax compliances as prescribed by the Indian tax law prevailing at the time of making the payment. Customer shall also provide Supplier with a withholding tax certificate at appropriate intervals as prescribed by law in order to facilitate Supplier to claim the credit of the taxes so withheld.

35.5	Supplier undertakes to indemnify Customer against all reasonable costs and expenses incurred by Customer and any tax, interest, penalty or other damages levied on Customer as a result of any tax proceedings or prosecution which may be initiated by the Indian revenue authorities against Customer for any non-compliance with the tax regulations under the applicable extant Indian tax laws in connection with this Agreement

Further Supplier undertakes to provide full co-operation to Customer in the course of such tax proceedings.

35.6	Supplier undertakes to indemnify Customer against all reasonable costs and expenses incurred by Customer and any interest, penalty or other damages levied on Customer as a result of any proceedings or prosecution which may be initiated against Customer for any non-compliance by Supplier with extant exchange control regulations in India applicable for services rendered under this Agreement.

35.7	Customer shall promptly co-operate with Supplier in completing any procedural formalities and shall promptly take such action and give such information and assistance as Supplier may reasonably request which are necessary, from time to time, for Customer or Supplier (as appropriate) to obtain authorisation from Income Tax authorities to make or receive (as appropriate) any sums payable under this Agreement without any such deduction or withholding on account of Indian Income Tax (including the filing of any relevant tax forms).
Clause 18- New Services
The following is inserted as a new paragraph 18.5
18.5	Before any New Service is introduced, Supplier shall consider the Indian tax implications of introducing such New Services. Further, Supplier shall intimate Customer highlighting any tax exposures or risks arising to the parties, on the introduction of such New Services, in order to discuss and mutually agree, before the implementation of such New Services.
Clause 41 — Assignment and Place of Business
Clause 41.4 shall no longer apply.
Definition
Schedule 1 is amended by the addition of the following new Definitions

“AGS India”	means A.G.S. Customer Services (India) Private Limited a company registered in India and having its registered office at F-40, NDSE Part-1, New Delhi 110 049, India (hereinafter referred to as “AGS India”) is a wholly owned subsidiary of Customer.

“Indian Income Tax”	means generally, income tax which is required to be deducted or withheld from certain payments for services rendered under this agreement pursuant to extant laws in India and specifically, pursuant to any lower rate of tax deduction certificate issued by the Indian Revenue Authorities on such payments.